Exhibit 99.2

IMPORTANT

ANNUAL MEEING IS SCHEDULED

FOR JULY 15, 2010

PLEASE INSTRUCT YOUR BROKER TO VOTE TODAY!

July 1, 2010

Dear Fellow Shareholder:

According to our latest records, your broker has not received your voting instructions for the important meeting of shareholders of Sinovac Biotech Ltd. to be held on July 15, 2010.  Your vote is extremely important, regardless of the number of  shares that you own.  Please instruct your broker how to vote your shares today to avoid additional solicitation costs.

Please use one of the following methods to promptly provide voting instructions to your broker:

PLEASE NOTE:  Voting deadline is 2:00 p.m. EST on July 13, 2010

1.                Instruct your broker by Internet:  Go to the website www.proxyvote.com.  Have your 12-digit control number listed on the instruction form ready and follow the online instructions.  The 12-digit control number is located in the rectangular box on the right side of your voting instruction form.

2.                Instruct your broker by Telephone:  Call toll-free 1 (800) 454-8683.  Have your 12-digit control number listed on the instruction form ready and follow the simple instructions.

3.                Instruct your broker by Mail:  Sign, date and return your instruction form in the postage-paid return envelope provided.

For the reasons set forth in the definitive proxy statement dated June 1, 2010 your Board of Directors unanimously recommends that you instruct your broker to vote “FOR” the items set forth in the proxy. If you need to review the material once again the material is available at http://www.sinovac.com/Investors/IRHome/presentation/.  We respectfully request that you vote your shares at your earliest convenience.

If you have any questions or need assistance, please call D. F. King & Co., Inc. toll free at (800) 290-6431.

Thank you for your cooperation and continued support.

Sincerely,

/s/ Weidong Yin
Weidong Yin

Chairman, Chief Executive Officer and Secretary